Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile:	direct dial number
(212) 818-8881

December 12, 2005

CEA Acquisition Corp

101 East Kennedy Boulevard, Suite 3300

Tampa, Florida 33602

Re:	Merger with etrials Worldwide, Inc.

Dear Sirs:

We have acted as counsel to CEA Acquisition Corp.(“CEA“), a corporation organized under the laws of the state of Delaware, in connection with the proposed merger of its wholly owned subsidiary etrials Acquisition, Inc., (“Merger Sub“), a Delaware corporation, with and into etrials Worldwide, Inc. (“etrials“), a Delaware corporation, for shares of common stock and common stock purchase warrants of CEA. As a result of the merger, etrials will become a wholly owned subsidiary of CEA. You have requested our opinion in connection with the federal income tax consequences of the proposed merger.

FACTS

The relevant facts are set forth in the Registration Statement No. 333-129314 originally filed with the Securities and Exchange Commission on October 28, 2005 (the “Registration Statement“), and the Agreement and Plan of Merger, dated August 22, 2005, as amended, among CEA, Merger Sub, etrials and certain stockholders of etrials. For purposes of this opinion we

CEA Acquisition Corp

December 12, 2005

have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

CEA was organized October 14, 2003 to effect a business combination with an operating business in the entertainment, media and communications industry. Its assets consist primarily of cash in a trust account. Etrials is a provider of recently developed technologies created for drug and medical device development called “eClinical“ software and related professional services. The eClinical software and professional services enable etrials customers to collect and transmit data through various communications vehicles such as computers, phones, tablet PCs or handheld devices from sites that are participating in clinical studies.

Under the Agreement and Plan of Merger, Merger Sub will be merged with and into etrials and etrials will continue as the surviving corporation, becoming a wholly owned subsidiary of CEA and operating under the name etrials, Inc. On the effective date of the merger (“Effective Date“), the holders of the outstanding shares of common stock and preferred stock of etrials in exchange for such shares an aggregate of 7,400,000 shares of CEA common stock and 4,250,000 CEA common stock purchase warrants. CEA will agree to assume or adopt outstanding warrants and options of etrials on the Effective Date on terms that are comparable to the merger consideration paid to etrials’ stockholders. Of the shares to be issued to the etrials stockholders, 1,400,000 will be placed in escrow and not released unless and until the CEA common stock trades at $7.00 or more for a specified period of time prior to February 19, 2008 ($7.00 Trigger). If the $7.00 Trigger is not met, these shares will be cancelled. During the period the CEA shares held are held in escrow the stockholders retain their rights as stockholders, including the right to vote their shares, and are entitled to all dividends payable in cash. Additionally, certain of CEA’s stockholders have agreed to place 166,250 of their shares into escrow under equivalent terms. Holders of etrials capital stock, other than the Signing Stockholders (who executed the merger agreement and who hold more than 50% of etrials common stock and more than 67% of etrials preferred stock) who properly demand appraisal of their shares in writing are entitled to appraisal rights and to receive cash payment of the fair value of their shares. Holders of CEA common stock have the right to vote against the merger proposal and demand that CEA convert such shares into a pro rata portion of the trust account.

In the proposed merger, or all of the assets of etrials will be acquired by Merger Sub and CEA will own 100% of the outstanding common stock of etrials.

THE LAW

Under Internal Revenue Code (“IRC“) Section 368(a)(2)(E), a tax free “reorganization“ is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2) after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent. Each of these requirements is complied with in the proposed merger.

CEA Acquisition Corp

December 12, 2005

IRC Section 354 (a) provides that “[n]o gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.“ Treasury Regulations Sec. 1.354-1(e) provides that the term “securities includes rights issued by a party to the reorganization to acquire its stock. For purposes of this section and section 356(d)(2)(B), a right to acquire stock has no principal amount.“

IRC Section 358 provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.“ IRS Section 361 provides that “[n]o gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan or reorganization, solely for stock or securities in another corporation a party to the reorganization.

OPINION

Assuming that the above factual statements are the same on the Effective Date, our opinion of the Federal income tax consequences of the proposed merger, based upon existing provisions of the IRC, is:

1. The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

2. No gain or loss will be recognized by stockholders of etrials who receive shares of CEA common stock and warrants in exchange for shares of etrials common and preferred stock;

3. The aggregate tax basis of the CEA common stock and warrants received in the merger will be equal to the aggregate tax basis of the etrials common and preferred stock for which they are exchanged;

4. The holding period (for tax purposes) of CEA common stock and warrants received in exchange for shares of etrials common and preferred stock will include the holding period of the etrials common and preferred stock for which they are exchanged.

5. Any etrials stockholder who exercises his or her appraisal rights and who receives cash in exchange for his or her shares of etrials stock generally will recognize gain or loss/measured by

CEA Acquisition Corp

December 12, 2005

the difference between the amount of cash received and the tax basis of such stockholders shares of etrials common stock.

6. No gain or loss will recognized by stockholders of CEA if their conversion rights are not exercised.

7. A stockholder of CEA who exercises conversion rights and effects a termination of the stockholders’ interest in CEA will generally be required to recognize gain or loss upon the exchange of that stockholders’ shares of common stock of CEA for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of CEA common stock. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of CEA common stock is more than one year.

This opinion is furnished to you for your benefit in connection with the transactions contemplated by the Agreement and Plan of Merger and may not be relied upon by any other person or used for any other purpose without our prior written consent.

Very truly yours,

/s/ Graubard Miller